Exhibit (a)(3)

February 26, 2020

RE: Liquidation Opportunity for Healthcare Trust, Inc.

Dear Shareholder,

Congratulations! Now you can sell your shares of common stock of Healthcare Trust, Inc. (the “REIT”) for $8.61 per share in cash. Comrit Investments 1, LP (the “Purchaser”) is offering to pay you cash by purchasing up to 5,000,000 shares of the REIT’s common stock. But this offer expires on April 30, 2020, so you must act soon. The REIT established its estimated per share net asset value (“NAV”) at $17.50 on April 1, 2019, representing the REIT’s estimated value of its assets as of December 31, 2018, based on its public disclosure. As of the date of this offer, the REIT has not yet published an update to the estimated per share NAV. The REIT has reported that it expects to publish a new estimated per share NAV as of December 31, 2019 on or around April 3, 2020, based on its public disclosure. Shareholders should consult the REIT’s public filings pursuant to the Securities Exchange Act of 1934, as amended, for any such updates, which are available at www.sec.gov.

Based on the REIT’s public filings, including the statements below, we believe that shareholders’ liquidity is extremely limited. Specifically, the REIT’s filings say:

•                  There is no public trading market for the REIT’s shares.

•                  While the REIT has an operating share repurchase program (“SRP”), repurchases under the SRP are limited to the event of a death or disability of a shareholder.

This offer will:

•                  Allow you to take advantage of this opportunity to receive cash for your investment.

•                  Eliminate the uncertainty of holding shares that currently have no liquid trading market.

•                  Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser and its affiliates currently hold approximately 189,872 shares of the REIT’s common stock, or approximately 0.2% of the shares of common stock outstanding as of December 31, 2019.

If you are interested in this opportunity, please carefully review the included Offer to Purchase and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The full Offer to Purchase and other related documents are also available for review at www.cttauctions.com/offerdisclosures.

If you act today, you can take part in this opportunity. The Purchaser will mail your check within three business days after the REIT confirms the transfer of shares, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded real estate investment trusts, some of which are outside the Purchaser’s control.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer